INVESTOR AGREEMENT

THE INVESTOR'S INTERESTS REPRESENTED BY THIS AGREEMENT ARE NOT REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER ANY STATE SECURITIES LAWS AND MAY <u>NOT</u> BE SOLD, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT AS MAY BE EXPRESSLY PROVIDED FOR IN THIS AGREEMENT.

THIS AGREEMENT IS BEING USED IN LIEU OF A PROSPECTUS OR OFFERING CIRCULAR PURSUANT TO AN EXEMPTION UNDER NEW YORK LAW. THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS <u>NOT</u> REVIEWED THIS DOCUMENT OR ANY OTHER DOCUMENT SUBMITTED TO THE INVESTOR IN CONNECTION WITH THIS OFFER FOR THE ADEQUACY OF ITS DISCLOSURE AND DOES NOT PASS ON THE MERITS OF THIS OFFERING.

This Agreement (the "Agreement") is between the WeFunder investor ("Investor") and Hayseed, LLC, with its principal place of business at 550 E. 7th Street, Brooklyn, NY, Attn: Travis Burgess, ("Company") regarding certain monies to be contributed by the Investor to the Company with respect to the production of the motion picture tentatively entitled *"Hayseed"* (the "Picture"), written and to be directed by Travis Burgess ("Director").

NOW THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration receipt and sufficiency of which is hereby acknowledged, the Company and the Investor (each a "Party," and collectively, the "Parties") agree as follows:

1. **The Picture.** The Picture shall be a feature-length motion picture based upon a screenplay written by Travis Burgess and to be directed by Travis Burgess.

2. **The Investor's Monetary Contribution.** Upon Company's satisfaction of the Conditions Precedent (as defined below), the Investor shall furnish to Company a specific sum of their choosing by participating in a Regulation Crowdfunding Offering using the Wefunder Portal. For ease of reference, when Wefunder Inc., Wefunder Advisors, and Wefunder Portal are referred to together in this Agreement, they are referred to as "Wefunder." WeFunder operates the websites, wefunder.com, and xx.team, which facilitates securities offerings (the "Offerings") by early-stage, start-up companies such as the Picture.

    2.1. The conditions precedent to the Investor providing the Investment as detailed above are as follows (collectively, the "Conditions Precedent"): (i) receipt of the Production Budget (as defined below), and (ii) signed agreements from other investors in the aggregate amount of the Minimum Capitalization (less the Investment).

    2.2. "First Priority Investors" as used herein shall be defined as any individual who has made an investment in the Picture using the Wefunder Portal.

    2.3. "Second Priority Investors" as used herein shall be defined as all other monies invested in the Picture after the completion of a successful WeFunder raise, including but not limited to "in-kind" services rendered to the Picture (i.e. Post-Production editing, color, or sound mixing services) accepted on the same terms as provided for the cash.

3. **Budget/First Opportunity to Invest.**

3.1. A copy of Company's best estimate of the Picture's production budget as of the date hereof ("Production Budget"), setting forth all sources and uses of funds employed in the production of the Picture (subject to the terms of this Paragraph 3) may be provided upon request. The Company represents that the film-production budget set forth in the Production Budget shall not be greater than the Capitalization (defined below). Notwithstanding the foregoing or anything to the contrary which may be contained herein, it is understood and agreed by the Parties that Company may adjust the Production Budget to accommodate for enhancements, budgetary increases, overages, additional expenses, and/or contingencies in connection with the Picture, thereby increasing the overall capitalization necessary in connection with the completion of the Picture, provided that in no event shall the Production Budget exceed the sum of Five Hundred Thousand Dollars ($500,000), inclusive of all In-Kind Participations (as defined below) but exclusive of any unrecoupable grant monies or other crowdsource funding. The Company may not increase the Production Budget unless it (i) first uses its reasonable best efforts to complete the production of the Picture without such an increase and (ii) provides the Investor with full advance disclosure of any proposed increase. No investor agreement with respect to which any other investors granted financial terms that are more favorable than, or that conflict with, the terms of this Agreement may be dated a date later than, or entered into after, the execution of this Agreement. The amount ultimately invested by the Investor in the Picture (including all In-Kind Participations, but excluding any unrecoupable grant monies or other crowdsource funding) shall be defined as the "Capitalization". Company agrees to provide the Investor with a cost statement: (i) thirty (30) days following the completion of principal photography for the Picture; and (ii) thirty (30) days following completion of post-production for the Picture.

3.2. In the event Company increases the Production Budget and Capitalization as provided for herein, Company shall offer each "Second Priority Investors" in the Picture the first opportunity to finance any such proposed increase (the "Additional Funding") on pro-rata basis upon such the Investor's then-existing investment in the Picture and on the same terms as set forth herein, provided, however, that in the event no agreement is entered into between Company and such the Investors within five (5) business days following Company's notice to such the Investor of the request for such Additional Funding, or if such the Investor elects not to invest, Company shall have no further obligation to such the Investor with respect to such Additional Funding and Company shall have the right to conclude a transaction for the financing of the Additional Funding with third parties on the same terms as set forth herein. It is understood and agreed that the foregoing terms and conditions shall apply to all other second priority investors in the Picture. It is further understood that all financial terms and conditions contained herein shall be no less favorable than those provided to any other second priority investors in the Picture.

4. **Limited Liability Company.**

4.1. The Company has been formed as a limited liability company pursuant to the laws of the State of New York.

4.2. All contributions made by the Investor hereunder shall be deposited in the Company's (or its designee's) production account at a financial institution to be designated by Company.

4.3. The management of the Company is vested solely in the Managers of the Company.

4.4. The Investor shall be considered a "passive investor" of the Company and have no voting rights. In the event of any conflict between the terms of the Operating Agreement and this Agreement, the terms of this Agreement shall prevail.

4.5. The Company is being organized solely for the purposes of developing, producing, and exploiting the Picture.

5. **Distribution of the Picture.** The Company shall use commercially reasonable efforts to cause the Picture to be exploited in all markets and media, so as to maximize the monetary return to be derived by the Picture. The Company will not have the financial capability to distribute the Picture itself. To that end, the Company shall endeavor to arrange for third parties to distribute and/or exploit the Picture. Funds received by the Company with respect to the distribution and/or other exploitation of the Picture shall be deposited into the Company's (or its designee's) bank account and shall be distributed in accordance with the terms of this Agreement.

6. **Lack of Distribution Agreements.** The Parties hereby acknowledge that there is presently no agreement with any distributor to distribute the Picture. The success of the Picture will be dependent upon the Company's ability to complete the Picture, the attractiveness of the final product to a distributor and the distributor's willingness to commit substantial sums to promote the Picture successfully. The Company will not have the financial capability to distribute the Picture itself. The gross revenue derived from the Picture is dependent, among other things, upon the interest of distributors and their ability to obtain suitable distribution via theatrical, television, home video, streaming, and/or other media, and in selecting proper release dates and appropriate advertising and promotion for the Picture. The negotiation of final distribution agreements, which frequently occurs (if at all) near the time of completion of motion pictures, will have a substantial impact upon the amount of receipts available to the Company from the exploitation of the Picture. There is no assurance that such negotiations will result in revenues or profits to the Company. Furthermore, although the Company has agreed to use commercially reasonable efforts to cause the Picture to be distributed, there is no assurance that the Picture will be distributed or that such distribution will be profitable to the Company. The fact that any distributor derives profits from its distribution of the Picture will not, in turn, assure that the Company will also derive profits therefrom.

7. **Recoupment of Investment; Percentage Share of Adjusted Gross Proceeds.** The Investor shall recoup its Investment and Adjusted Gross Proceeds (as defined in Paragraph 9 below) shall be allocated, in the following manner and order of priority:

   7.1. First, Company shall have the obligation to repay any first priority indebtedness incurred by Company, plus all applicable fees and interest, on a pro-rata *pari passu* basis amongst all lenders, provided that such debt is used by Company towards the production of the Picture and provided such indebtedness is secured against the anticipated film tax credits that may be payable to Company in connection with the Picture;

   7.2. Then, the "First Priority Investors," (ie, the investment using the Wefunder Portal, as define in paragraph 2.2) shall receive one hundred (100%) percent of the Adjusted Gross Proceeds from the exploitation of the Picture until the First Priority Investors has recouped one hundred percent (100%) of its investment in the Picture in the amount totaling the final dollar value raised, in the initial raise, on the WeFunder Platform (the "First Priority Investment");Then, the Investor together with other "Second Priority Investors" (if any) (including In-Kind Participations (as defined in paragraph 2.3), but excluding the First Priority Investor) (collectively, the "Second Priority Investors") shall receive their proportionate share of one hundred (100%) percent of the remaining amounts of Adjusted Gross Proceeds on a *pari passu* basis until the Second Priority Investors have recouped one hundred percent (100%) of their respective investment in the Picture (including the Investment together with all amounts invested by other Second Priority Investors being collectively referred to herein as the "Second Priority Investments");

7.3. Then, the First Priority Investors and Second Priority Investors shall receive their proportionate share of one hundred (100%) percent of the remaining amounts of Adjusted Gross Proceeds on a *pari passu* basis with each other until the First Priority Investors has recouped an amount equal to twenty percent (20%) of the First Priority Investment and the Second Priority Investors have recouped an amount equal to twenty percent (20%) of the Second Priority Investments;

7.4. Thereafter, the First Priority Investors, Second Priority Investors shall receive their proportionate share of fifty percent (50%) of the Adjusted Gross Proceeds from the exploitation of the Picture on a *pari passu* basis with each other ("Investors' Net Proceeds"). The remaining fifty percent (50%) of the Adjusted Gross Proceeds from the exploitation of the Picture ("Creavtives's Net Proceeds"), if any, shall be distributed within the sole discretion of Company, including, without limitation, a possible portion to various talent, directors and writers in connection with the Picture.

7.5. "Proportionate share" as used herein shall be defined as the proportionate amount that the respective First Priority Investment, Second Priority Investments represent against final Capitalization. For purposes of example only, in the event, the Second Priority Investments are equal to One Hundred Thousand Dollars ($100,000.00) and Capitalization is equal to One Million Dollars ($1,000,000.00), the Second Priority Investors' proportionate share would equal ten percent (10%) of one hundred percent (100%) of the Investor's Net Proceeds, which amount would then be proportionately shared among all Second Priority Investors, if any.

7.6. For the avoidance of doubt, it is understood and agreed that Company shall be permitted, within its sole discretion, to accept investments on an "in-kind" basis on the same terms as provided for the cash Second Priority Investors herein in connection with the Picture, provided that such "in-kind" investments shall not exceed U.S. Fifty Thousand Dollars ($50,000) (the "In-Kind Participations"), without the written consent of Investors. For the avoidance of doubt, "in-kind" investment shall be limited solely to those individual(s) (or their respective loan-out company(ies)) that are rendering services on the Picture.

8. **Adjusted Gross Proceeds.** "Adjusted Gross Proceeds" shall be defined as all revenues from the worldwide sale, licensing, distribution and exploitation of the Picture or any element thereof, to the extent: (a) such revenues have been earned and are non-refundable; (b) actually received by or credited to Company or any affiliated or related entity; and (c) as determined after the deduction of verifiable, out of pocket expenses, payments of any bonuses to actors (to the extent not assumed by distributors) and all reasonable and customary refunds, taxes, credits, discounts, allowances, adjustments, exclusions, and deductions (including without limitation, interest and fees owed, residuals, union payments, and the like, sales agent fees (not to exceed 10% in the domestic territory), legal fees (not to exceed 2.5%), collection account agency fees, and actual expenses incurred in connection with non-budgeted delivery materials, reasonable film festival expenses (not to exceed $5,000), advertising, promotion, exploitation and distribution of the Picture, if any), ongoing third party accounting costs and expenses incurred by Company in connection with the processing of payments to profit participants (if not handled by the applicable collection agency), out-of-pocket expenses incurred by Company in connection with the ongoing ownership of the Picture (e.g., costs incurred in connection with the preservation and storage of negatives and master prints of the Picture and any expenses incurred in connection with the copyrighting of the Picture), any amounts required to be withheld by law, a reserve amount equal to five percent (5%) of Adjusted Gross Proceeds, which shall be used to cover anticipated future costs or liabilities incurred by Company in connection with the financing, production, and exploitation of the Picture and the reasonable cost of conducting Company's business, provided that such reserve amount (other than $5,000) shall be liquidated every six (6) months. The Investor hereby acknowledges that the Adjusted Gross Proceeds shall

not include any festival and/or award/prize amounts awarded to Company or any individuals in connection with the Picture. For the avoidance of doubt, any amounts received by the Company in the form of tax credits shall not be considered Adjusted Gross Proceeds and shall be applied directly towards the production of the Picture and/or transferred to any applicable parties who have pre-funded and/or lent against any such tax credits, as applicable and in Company's sole discretion. It is understood and agreed that none of the costs and expenses outlined herein shall be deducted more than once.

9. **No Assurance of Return of Investment or Profits.** The Investor has no assurance of receiving a return of the Investment, or any profit in excess of their capital investment. The Investor has been advised to seek independent legal counsel before making the Investment commitment and fully understands and can withstand, that there is an extremely high risk of loss associated with making the Investment. The Investor acknowledges that no assurances, guarantees, representations, or warranties have been given that, by entering into this Agreement that any recoupment and/or profits will be realized and that the Investor is not relying and has not relied on any statements, representations, or warranties of any person or entity in making the decision to provide the Investment or to enter into this Agreement. The Investor is sophisticated in investment and business matters and are knowingly, voluntarily, and intelligently entering into this Agreement, especially with respect to the investment. A more comprehensive list of Risk Factors is attached hereto as Exhibit "A."

10. **Copyright.** Subject to the terms of this Agreement, it is acknowledged and agreed that Company (or its designee) shall own, solely and exclusively, on a worldwide basis, the entire copyright (and all extensions and renewals of copyright) in and to the Picture and all film, tape, databases, and other physical materials embodying the same and/or created in connection therewith, as well as the screenplay for the Picture, all characters, events, stories, narratives, dialogue, music, effects and other elements contained therein and all of the results and proceeds of Company's services (collectively, the "Materials"), and may, at its option, file copyright registrations for all rights associated with or derived from the Picture in Company's name.

11. **Investors' Warranties and Representations.** The Investor warrants and represents to the Company that:

11.1.   The Investor is properly able to evaluate the proposed business of the Company and the inherent risks therein.

11.2.   The Investor has reviewed with his own tax advisor(s) and/or attorney(s) the federal, state, local, and foreign tax consequences of this investment and the transaction contemplated by this Agreement and is relying solely on such advisors and <u>not</u> on any statements or representations of the Company in connection therewith. The Investor understands that they, and not the Company, shall be solely responsible for their own tax liability that may arise as a result of this investment or the transactions contemplated by this Agreement.

11.3.   The Investor may not sell, assign, transfer, pledge, gift, bequest, or otherwise dispose of, hypothecate or encumber this Agreement or Investors' rights and obligations under this Agreement or any interest therein, including, without limitation, Investor's interest in Adjusted Gross Proceeds.

11.4.   The Investor is fully aware that in agreeing to enter into this Agreement, the Company is relying upon the truth and accuracy of the representations and warranties of investors made herein.

11.5.   The Investor warrants and represents that it is free to enter into this Agreement and to perform all of the obligations undertaken by the Investor hereunder and that it is not under any disability, restriction or prohibition, whether contractual or otherwise, with respect to the Investors' rights to perform hereunder.

11.6.   The Investor agrees not to sell or offer to sell securities related to investing in the development and/or production of the Picture.

12. **Indemnification.** The Investor shall indemnify and hold harmless the Company against any and all liability, damages, costs, and expenses, including reasonable outside attorneys' fees and costs, in connection with the Investor's uncured material breach of this Agreement and/or any of the Investor's representations, warranties, and covenants made herein. Company shall at all times defend, indemnify and hold the Investor, and its officers, directors, agents, and employees harmless from and against any and all damages arising out of any breach of any of the representations or warranties made by Company under this Agreement or any grossly negligent, intentionally tortious acts or omissions of Company or Company's agents, employees, guests or invitees, or arising out of Company's development, production, distribution or exploitation of the Picture, other than in connection with any such damages that result from

12.1.   Any material breach by the Investors of the Investor's warranties and representations; or

12.2.   The gross negligence, recklessness and/or other intentional tortious acts or omissions committed by the Investor and/or any agent, employee, guest or invitee of the Investor. Company shall indemnify and hold harmless the Investor against any and all liability, damages, costs, and expenses, including reasonable outside attorneys' fees and costs, in connection with Company's breach of this Agreement and/or any of Company's representations, warranties, and covenants made herein, or any such matter arising in connection with the acquisition, development, financing, production, post-production, sale, lease, license, distribution or other disposition of the Picture.

13. **Force Majeure.** Without limiting the generality of anything else contained herein, Company will not be deemed in default and will not be liable to the Investor if the Company is unable to commence or complete production or photography of the Picture by reason of fire, earthquake, flood, personal accident, epidemic, explosion, strike, lockout, riot, civil disturbance, the act of a public enemy, embargo, war, terrorist act, act of God, or the death, illness or incapacity of the director or any principal member of the Picture's cast or crew, or direction of any municipal, county, state or national ordinance or law, any executive or judicial order, or any failure or delay of the laboratory processing the Picture's negatives, or similar causes beyond the Company's control. In the event of any force majeure event that exceeds eight (8) consecutive weeks, upon written request by the Investor, the Company agrees to remit Investor's pro-rata share of the Investment, from any monies remaining in the Production Budget.

14. **Relationship of Parties.** The Parties each acknowledge that they are independent contractors and that no partnership, joint venture, agency or employment relationship has or will be created by this Agreement. the Investor shall not have the authority to bind the Company or enter into any agreement on Company's behalf or related to the Picture or any rights therein.

15. **Business Opportunities.** Each of the Parties acknowledges that this Agreement relates only to the Picture and that none of the Parties will in any way be restricted from any other business activity (including any motion picture activity), whether or not competitive to the Picture.

16. **Accounting.** The Company shall maintain complete books and records with respect to the distribution and exploitation of the Picture. Company shall render to the Investor, on a quarterly basis for the first two (2) years after initial distribution of the Picture a written statement of monies due to the Investor, if any, hereunder (the "Investor Statement") and such the Investor's Statement shall be accompanied by remittance of any amount shown to be due to the Investor thereon. Thereafter, the Investor's Statements and payments shall be provided semi-annually, within a timely manner after the Company receives the

same, for as long as the Picture generates Adjusted Gross Proceeds and for as long as the Investor is entitled to receive sums hereunder. If any error is made by the Company in any Investor Statement, it may be corrected by the Company thereafter by making any necessary deductions or additions on subsequent Investor Statements, or at the Company's option by rendering an amended Investor Statement. Each Investor Statement shall be rendered within thirty (30) days following the end of each such accounting period. Any Investor Statement rendered by the Company hereunder shall be deemed conclusively true and correct and binding upon the Investor, and shall constitute an account stated and be incontestable unless Investor delivers to the Company in writing specific objections, setting forth specific transactions or items objected to and the basis of such objections, within three (3) years from the date of such Investor Statement. Any recovery by the Investor shall be limited to those items specifically objected to in writing by the Investor within said three (3) year period. The Investor shall be foreclosed from maintaining any action, claim or proceeding against Company with respect to any statement or accounting due hereunder unless such action, claim or proceeding is commenced against Company in a court of competent jurisdiction within three (3) years from the date such accounting is rendered.

16.1. The Investor shall have the right, at its sole cost and expense, to engage a certified public accountant to examine the books and records of the Company. Such examination shall be made during reasonable business hours, and upon reasonable advance written notice, at the regular place of business of the Company where such books and records are maintained. Such examinations shall not be made more frequently than once each calendar year and no more than once with respect to any accounting period. With respect to any accounting period for which the Company has rendered an Investor Statement, such examination shall be permitted only for a period of two (2) years from the date such Investor Statement was received by the Investor. In the event that such audit(s) reveal a discrepancy of five percent (5%) or more (but not less than US$5,000) in favor of the Investor, Company shall reimburse the Investor for the reasonable costs of such audit(s).

16.2. All revenues in connection with the exploitation of the Picture shall be deposited in a collection account (the "Collection Account"), and the Investor shall be made a party and signatory to the Collection Account management agreement. At such time that the Collection Account is established, the Company shall be relieved of the foregoing accounting and audit obligations.

17. **Notices.** All notices hereunder shall be in writing and shall be served by personal delivery to the Investor or the Company as the case may be, or by registered or certified mail, return receipt requested, at their addresses set forth on the first page of this Agreement. Any Party may change its address at any time by written notice to the other Parties. Notices served by mail shall be deemed to be served three (3) business days next following deposit in the U.S. mails.

18. **Miscellaneous.**

18.1. This Agreement contains the entire understanding of the Parties, and supersedes all prior agreements and understandings between the Parties. This Agreement may be amended only by a written instrument signed by the Parties.

18.2. If any part of this Agreement is deemed void or invalid by a court of competent jurisdiction, that decision shall not affect any other provisions hereof, and the remainder of this Agreement shall be effective as though such void or invalid provision had not been contained herein.

18.3. The waiver by any Party of any term or condition of this Agreement, or any part hereof, shall not be deemed a waiver of any other term or condition of this Agreement, or of any later breach of this Agreement, or of any part thereof.

18.4. This Agreement shall be governed by the laws of the State of New York applicable to agreements made and wholly performed therein. The Parties hereby consent and agree that the state and federal courts of the State of New York shall be the exclusive venue for any controversies in connection with this Agreement.

18.5. Should there be any dispute between the Parties concerning the interpretation of this Agreement or concerning an alleged breach of this Agreement, which the Parties are unable to resolve after consultation with each other, such dispute shall be decided by binding arbitration in New York, New York, before a single arbitrator familiar with the independent motion picture industry and mutually approved by the Parties, pursuant to the regulations and procedures of the American Arbitration Association. The Parties agree that any award rendered by the American Arbitration Association may be entered in the appropriate state or federal court located within the State of New York.

18.6. In the event of a breach of this Agreement, the Investor's remedies shall be limited solely to an action at law for monetary damages actually suffered, if any. In no event shall the Investor be entitled to (a) seek to or obtain injunctive or other equitable relief in connection herewith or with the Picture (or any rights therein, thereto, or in connection therewith) or any rights granted or agreed to be granted herein, or (b) restrain or otherwise interfere with the development, production, exhibition, promotion, distribution, advertising, and/or other exploitation of the Picture, any rights therein, thereto, and/or in connection therewith, or any rights granted or agreed to be granted herein. The Investor irrevocably waives any right to equitable or injunctive relief.

18.7. This Agreement may be executed in counterparts, all of which together shall constitute a single agreement. Signatures obtained via fax or electronically transmitted (i.e., pdf) shall be valid and enforceable as if signed by the Parties in person.

18.8. The paragraph headings within this Agreement are for convenience purposes only and shall in no way be considered dispositive with respect to the interpretation of any paragraph of the Agreement or the Agreement itself.

18.9. Company shall have the unrestricted right to assign, sell, delegate, or otherwise transfer this Agreement and its rights and obligations under this Agreement (in whole or in part), provided that any such assignment, delegation, or other transfer of this Agreement shall be subject to the Investor's prior approval, which approval shall not be unreasonably withheld or delayed.

WHEREFORE, the Parties have agreed to the terms of this Agreement by and agree to the terms set forth in WeFunders guidelines upon investing on the WeFunder platform. By accessing the WeFunder and/or using the Services, all parties agree to be bound by all of the provisions of WeFunder's Terms of Service.

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE]   .

COMPANY:

Hayseed LLC
_____

Founder Signature
_____

Name: [FOUNDER_NAME]
          _____

Title: [FOUNDER_TITLE]
          _____

Read and Approved (For IRA Use Only):   **INVESTOR:**

_____

Investor Signature

By: _____   By:_____

Name: [INVESTOR NAME]
          _____

Title: [INVESTOR TITLE]
          _____

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited

Exhibit "A"

Risk Factors

The business of Company will be to finance, produce and exploit the Picture and the ancillary rights therein held by Company, (i) that in such ventures the risk of loss is high in comparison with the prospects for any profit, and that therefore investment in the Company is suitable only for those investors who do not require liquidity in their investment; (ii) the production of the Picture by Company is an entirely new and speculative venture and it is impossible to project or predict whether the Investment will result in a gain or loss to the the Investor, and therefore **ANY POTENTIAL INVESTOR PARTY TO THE AGREEMENT SHOULD NOT INVEST IN THE PICTURE UNLESS SUCH PARTY IS PREPARED FOR THE POSSIBILITY OF TOTAL LOSS OF THE INVESTMENT;** (iii) the success of a film in theatrical distribution, television, home video and other ancillary markets is dependent upon public taste which is unpredictable and susceptible to change; (iv) the success of a film may also be significantly affected by the number and popularity of other films being distributed, therefore, the success of a motion picture is impossible to predict and absolutely no assumptions should be made respecting the ultimate economic results which may be realized by the Picture; and (v) in addition to the foregoing, the risks of an investment in the Company include, without limitation, the following:

(a)   Speculative Nature of the Business. The business of the production and exploitation of motion pictures is highly speculative and has historically involved substantial risks. The costs to produce a motion picture are often miscalculated and may be increased by factors beyond the control of its producer, resulting in an inability to complete production which would result in abandonment of the project and a total loss of all funds provided, therefore. The ultimate profitability of any motion picture depends upon its audience appeal in relation to its cost of production and distribution. Audience appeal, in turn, depends upon unpredictable critical reviews and changeable public taste, among other things, which cannot be readily ascertained in advance. Based on available information, a majority of completed motion pictures fail to generate sufficient revenues to recover their cost of production and distribution. Accordingly, there can be no assurance that the Company will exploit the Picture so as to enable the Company to recoup all or any portion of its Investment or to yield a profit on its Investment. Furthermore, until the completion of post-production and the sale of the Picture to a distributor, it is unlikely that the Company will derive any revenues from the Picture. In addition, the Company cannot predict the timing or amount of revenues, if any, it may derive from the exploitation of the Picture.

(b)   Risks of Motion Picture Production. There are significant risks involved in the production of any motion picture, many of which may materially delay completion of the Picture or make completion impossible. If the Picture is not completed, no revenues will be derived from the Picture. Such risks include, but are not limited to, production costs exceeding available funds, labor disputes, death or disability of key talent or other key personnel, equipment difficulties, destruction of completed film negatives, or unanticipated adverse weather conditions. The occurrence of any such event may cause delays and increase production costs and may have a material adverse effect upon the Investment. These or similar events are beyond the control of the Client and/or the Company. To the extent that contributions to the capital of the Company are insufficient to cover all production costs of the Picture, all such contributions may be lost.

(c)   Competition. The Company intends to engage in a highly competitive business and therefor the Investment contains a high degree of risk. Competition is encountered in different phases of the production and exploitation of a motion picture. In the production phase of the Picture, competition may have a material effect on the employment and cost of personnel. After the completion of its production, the Picture will, upon its distribution, be competing with other motion pictures and, indirectly, with other forms of public entertainment. Such competition in the phases of the production and exploitation of the Picture may have a material adverse impact on the Investor's investment. Many companies involved in the production and exploitation of motion pictures have, from time to time, encountered financial difficulties, which reflect the highly competitive character of, and adverse development in, the motion picture industry as well as the unpredictability of public reaction to motion pictures.

(d) <u>Lack of Diversification.</u> The Company is formed solely for the purpose of developing, producing, and exploiting the Picture. Therefore, the financial performance of the Company is solely dependent upon the success of its Picture. In addition, the financial performance of the investment in Company is dependent upon the ability of Company to complete the Picture in a timely and cost-effective manner, the ability of Company to obtain a successful theatrical distribution of the Picture and the ultimate audience appeal of the Picture if and when completed.

(e) <u>Risk of Motion Picture Distribution.</u> Distribution of films requires specialized marketing expertise and considerable financial resources. Company will be dependent on a distributor for this marketing expertise and for providing funds for prints and advertising. Without the participation of a distributor, there is little likelihood that significant revenues from any source will be realized. The participation of a distributor does not, however, guarantee that the distribution will be successful or that substantial revenues will be realized therefrom.

(f) <u>Changes in the Film Industry.</u> Technological developments have resulted in the availability of alternative distribution mediums for film entertainment, including expanded pay and cable television and videocassettes, DVDs and digital technologies. These alternative distribution mediums typically have different revenue allocation arrangements from one another and such allocation arrangements often vary over time. In recent years, revenues from licensing of films to network television have decreased, revenues from pay television initially increased substantially, then leveled and have recently begun to fall, and revenues from videocassettes and DVDs and digital platforms have increased significantly while being generated by a smaller group of major titles. Generally, however, the level of theatrical success remains a critical factor in generating revenues in these ancillary markets.

(g) <u>Management.</u> Other than as set forth in the Agreement, the Investor will not have a right to participate in the management of the business of the Company. Accordingly, no prospective the Investor should invest unless he or she is willing to entrust all aspects of management to the Company. The Company shall have the right and power to, among other things, abandon the Picture at any time for any reason.

(h) <u>Federal Income Tax Consequences.</u> The Company has not been structured to provide tax benefits to the Investor, and an investment in the Company should not be based on the expectation that tax benefits will accrue therefrom.